FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                05 May 2004


                               File no. 0-17630


                             CRH - AGM Statement


                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: AGM Statement




                        N  E  W  S   R  E  L  E  A  S  E


                       CHAIRMAN'S AGM UPDATING STATEMENT

                     ANNUAL GENERAL MEETING - 5th MAY 2004


The year has started well with more normal seasonal weather patterns in Northern Europe and North America than in 2003 and a continuing good level of acquisition activity across our operations.

In Ireland, the very strong housing demand evident in 2003 has continued while commercial and industrial activity remains flat. Cement and concrete product volumes overall are ahead of the same period last year. As expected the pace of infrastructural investment has been slower than in 2003; however, a pick up is anticipated as new projects come on stream.

In Britain, Ibstock Brick volumes to date are similar to 2003 levels while further price improvements are being achieved. Activity in Northern Ireland has improved.

In Mainland Europe our Materials operations got off to a better start than in weather-affected 2003. Volumes increased from last year's depressed levels in our cement operations in Finland, Poland and Switzerland with the latter continuing to benefit from major tunneling projects. The Polish market has had a particularly strong start to the year although activity ahead of the May 1st VAT increase on building materials may be responsible for an element of the early buoyancy. Readymixed concrete volumes in Spain have declined but prices are showing improvements on 2003 levels.

Our Products and Distribution Division in Mainland Europe continues to experience generally subdued demand but is benefiting from strong contributions from its record 2003 development spend. The integration of Cementbouw, acquired last October, is largely complete and it is performing to plan. The Concrete Accessories group, formed following the acquisition of Plakabeton in April 2003, and Unidek, the leading producer of expanded polystyrene insulation products and roofing systems acquired last October, are both meeting expectations.

In North America, early season activity for the Materials Division is in line with expectations and we enter the main construction period for this Division with strong backlogs. Negotiations on the renewal of TEA-21, the US Federal highway spending programme, continue. Meanwhile, the US Congress has approved a 7% increase for 2004 Federal highway spending and, despite continuing state budget deficits, overall highway demand for the year is expected to be broadly similar to 2003.

In the Americas Products & Distribution Division, the improvement in Precast group performance evident in the second-half of 2003 has continued into 2004 while underlying trading in the Glass group has stabilised. The Architectural Products group has seen good demand for retail and hardscape products and improvement in Glen-Gery brick demand, while the Distribution group continues to build on the progress of recent years.

Our acquisition programme and overall strategy continue to deliver and to date in 2004 we have completed acquisitions totaling EURO250 million, comprising 15 deals across our operations. Subject to the satisfactory outcome of final due diligence and obtaining approval from the European Commission, we expect that the purchase of a 49% stake in Secil, one of Portugal's leading producers of cement and downstream products, will be completed by mid-year. Completion of the Secil deal would bring 2004 acquisition spending to over EURO600 million and with our strong cash flow and interest cover we retain substantial capacity to capitalise on further attractive development opportunities as they arise.

While risks and uncertainties remain and economic growth in Europe is still subdued, the US economy continues to improve. The recent recovery of the US Dollar on currency markets suggests that the adverse translation impact on 2004 profits may be less significant than might have been anticipated earlier in the year. Overall, we have enjoyed a positive start to the year, our 2003 acquisitions are meeting expectations and we face the seasonally more profitable second half of the year with confidence.

                                     ------

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)



Date: 05 May 2004


                                                    By: ___/s/ M. P. Lee___

                                                        M. P. Lee
                                                        Finance Director